Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

04046004

SUPPL

RECEIVED
2004 NOV -8 P 3:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

26 October 2004

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 9/2004 sent today.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

3

dlw 11/9

CVR-nr. 69 74 99 17

Fax +45 49 11 15 55 Direktion / Group Management
Kommunikationsafdeling / Corporate Communications
Koncern Forretningsudvikling / Corporate Business Development & Acquisitions

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange No. 9/2004
Humlebæk, 26 October 2004

2003/04 Annual Report and Annual General Meeting

For your information, the Annual General Meeting of Coloplast A/S will be held on Thursday, 9 December 2004 at 16.00 at the company's conference facilities in Humlebæk at the 3, Holtedam address.

As indicated in the Coloplast Annual Report 2002/03 we confirm that the financial statement for Coloplast A/S for the full financial year 2003/04 will be issued on Wednesday, 17 November 2004. At the same time the electronic version of the Annual Report will be available on the company's website www.coloplast com.

Invitation convening the General Meeting will be sent to the shareholders on Monday 29 November 2004. The printed version of the Annual Report will also be available on this date.

Sten Scheibye
Chief Executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Corporate Communications Director Jens Steen Larsen, phone +45 4911 1920.